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                                                                    EXHIBIT 99.3
ITEM 1.  BUSINESS

                                  OUR BUSINESS

                                   REGULATION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     As a subsidiary of a registered public utility holding company, we are subject to a comprehensive regulatory scheme imposed by the SEC in order to protect customers, investors and the public interest. Although the SEC does not regulate rates and charges under the 1935 Act, it does regulate the structure, financing, lines of business and internal transactions of public utility holding companies and their system companies. In order to obtain financing, acquire additional public utility assets or stock, or engage in other significant transactions, we are generally required to obtain approval from the SEC under the 1935 Act.

     Prior to the restructuring of Reliant Energy pursuant to its business separation plan, CenterPoint Energy and Reliant Energy obtained an order from the SEC that authorized the restructuring transactions and granted CenterPoint Energy certain authority with respect to system financing, dividends and other matters. The financing authority granted by that order will expire on June 30, 2003, and CenterPoint Energy must obtain a further order from the SEC under the 1935 Act, related, among other things, to the financing activities of CenterPoint Energy and its subsidiaries, including us, subsequent to June 30, 2003.

     In a July 2002 order, the SEC limited the aggregate amount of our external borrowings to $500 million. Our ability to pay dividends is restricted by the SEC's requirement that common equity as a percentage of total capitalization must be at least 30% after the payment of any dividend. In addition, the order restricts our ability to pay dividends out of capital accounts to the extent current or retained earnings are insufficient for those dividends. Under these restrictions, we are permitted to pay dividends in excess of our current or retained earnings in an amount up to $100 million.

     In 2002, CenterPoint Energy Resources Corp., a subsidiary of CenterPoint Energy, obtained authority from each state in which such authority was required to restructure in a manner that would allow CenterPoint Energy to claim an exemption from registration under the 1935 Act. CenterPoint Energy has concluded that a restructuring would not be beneficial and has elected to remain a registered holding company under the 1935 Act.



                             ENVIRONMENTAL MATTERS

ASBESTOS

     As a result of their age, many of our facilities contain significant amounts of asbestos insulation, other asbestos-containing materials and lead-based paint. Existing state and federal rules require the proper management and disposal of these potentially toxic materials. We have developed a management plan that includes proper maintenance of existing non-friable asbestos installations, and removal and abatement of asbestos containing materials where necessary because of maintenance, repairs, replacement or damage to the asbestos itself. We have planned for the proper management, abatement and disposal of asbestos and lead-based paint at our facilities.

     Our facilities are the subject of a number of lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been third party workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by us. We anticipate that additional claims like those received may be asserted in the future, and we intend to continue our practice of vigorously contesting claims that we do not consider to have merit. Although their ultimate outcome cannot be predicted at this time, we do not believe, based on our experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

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                                  RISK FACTORS

OPERATING RISKS

  THE OPERATION OF OUR POWER GENERATION FACILITIES INVOLVES RISKS THAT COULD ADVERSELY AFFECT OUR REVENUES, COSTS, RESULTS OF OPERATIONS AND CASH FLOWS.

     General. We are subject to various risks associated with operating our power generation facilities, any of which could adversely affect our revenues, costs, results of operations, financial condition and cash flows. These risks include:

     - operating performance below expected levels of output or efficiency;

     - breakdown or failure of equipment or processes;

     - disruptions in the transmission of electricity;

     - shortages of equipment, material or labor;

     - labor disputes;

     - fuel supply interruptions;

     - limitations that may be imposed by regulatory requirements, including, among others, environmental standards;

     - limitations imposed by the ERCOT ISO;

     - violations of permit limitations;

     - operator error; and

     - catastrophic events such as fires, hurricanes, explosions, floods, terrorist attacks or other similar occurrences.

     A significant portion of our facilities was constructed many years ago. Older generation equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep it operating at high efficiency and to meet regulatory requirements. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced earnings.

     The cost of repairing damage to our facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could also result in adverse changes in the insurance markets and disruptions of power and fuel markets. In addition, our power generation facilities and fuel supply could be directly or indirectly harmed by future terrorist activity. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues and margins and limit our future growth prospects. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital.

     We employ experienced personnel to maintain and operate our facilities and carry insurance to mitigate the effects of some of the operating risks described above. Our insurance policies, however, are subject to certain limits and deductibles and do not include business interruption coverage. Should one or more of the events described above occur, revenues from our operations may be significantly reduced or our costs of operations may significantly increase.


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  WE RELY ON POWER TRANSMISSION FACILITIES THAT WE DO NOT OWN OR CONTROL AND ARE
  SUBJECT TO TRANSMISSION CONSTRAINTS WITHIN THE ERCOT MARKET. IF THESE FACILITIES FAIL TO PROVIDE US WITH ADEQUATE TRANSMISSION CAPACITY, WE MAY NOT BE ABLE TO DELIVER WHOLESALE ELECTRIC POWER TO OUR CUSTOMERS AND WE MAY INCUR ADDITIONAL COSTS.

     We depend on transmission and distribution facilities owned and operated by our affiliate, CenterPoint Houston, and on transmission and distribution systems owned by others to deliver the wholesale electric power we sell from our power generation facilities to our customers, who in turn deliver power to the end users. If transmission is disrupted, or if transmission capacity infrastructure is inadequate, our ability to sell and deliver wholesale electric energy may be adversely impacted.

     The single control area of the ERCOT market is currently organized into four congestion zones, referred to as the North, South, West and Houston zones. These congestion zones are determined by physical constraints on the ERCOT transmission system that make it difficult or impossible at times to move power from a zone on one side of the constraint to the zone on the other side of the constraint. All but two of our facilities are located in the Houston congestion zone. Our Limestone facility is located in the North congestion zone and the South Texas Project is located in the South congestion zone. We sell a portion of the entitlements offered in our state mandated auctions to customers located in congestion zones other than the Houston zone. Transmission congestion between these zones could impair our ability to schedule power for transmission across zonal boundaries, which are defined by the ERCOT ISO, thereby inhibiting our efforts to match our facility scheduled outputs with our customer scheduled requirements.

     The ERCOT ISO has instituted rules that directly assign congestion costs to the parties causing the congestion. Therefore, power generators participating in the ERCOT market could be liable for the congestion costs associated with transferring power between zones. We schedule our anticipated requirements based on our own forecasted needs, which rely in part on demand forecasts made by our customers. These forecasts may prove to be inaccurate. We could be deemed responsible for congestion costs if we schedule delivery of power between congestion zones during times when the ERCOT ISO expects congestion to occur between the zones. If we are liable for congestion costs, our financial results could be adversely affected. For more information about the ERCOT market, please read "Our Business -- ERCOT Market Framework" above.

  OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY IMPACTED BY A DISRUPTION OF OUR FUEL SUPPLIES.

     We rely primarily on natural gas, coal, lignite and uranium to fuel our generation facilities. We purchase our fuel from a number of different suppliers under long-term contracts and on the spot market. Under our capacity auctions, we sell firm entitlements to capacity and ancillary services. Therefore, any disruption in the delivery of fuel could prevent us from operating our facilities to meet our auction commitments, which could adversely affect our results of operations, financial condition and cash flows.

     Delivery of natural gas to each of our natural gas-fired facilities typically depends on the natural gas pipelines or distributors for that location. As a result, we are subject to the risk that a natural gas pipeline or distributor may suffer disruptions or curtailments in our ability to deliver natural gas to it or that the amounts of natural gas we request are curtailed. These disruptions or curtailments could adversely affect our ability to operate our natural gas-fired generating facilities. We lease gas storage facilities capable of storing approximately 6.3 billion cubic feet of natural gas, of which
4.2 billion cubic feet is working capacity.

     We purchase coal from a limited number of suppliers. Generally, we seek to maintain average coal reserves sufficient to operate our coal-fired facilities for 30 days. We also have long-term rail transportation contracts with two rail transportation companies to transport coal to our coal-fired facilities. Any extended disruption in our coal supply, including those caused by transportation disruptions, adverse weather conditions, labor relations or environmental regulations affecting our coal suppliers, could adversely affect our ability to operate our coal-fired facilities. We are also exposed to the risk that suppliers that have agreed to provide us with fuel could breach their obligations. Should these suppliers fail to perform, we may be forced to enter into alternative arrangements at then-current market prices. As a result, our results of operations, financial condition and cash flows could be adversely affected.


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  TO DATE, WE HAVE SOLD A SUBSTANTIAL PORTION OF OUR AUCTIONED CAPACITY
  ENTITLEMENTS TO SUBSIDIARIES OF RELIANT RESOURCES. ACCORDINGLY, OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS COULD BE ADVERSELY AFFECTED IF RELIANT RESOURCES DECLINED TO PARTICIPATE IN OUR FUTURE AUCTIONS OR FAILED TO MAKE PAYMENTS WHEN DUE UNDER RELIANT RESOURCES' PURCHASED ENTITLEMENTS.

     By participating in our contractually mandated auctions, subsidiaries of Reliant Resources purchased entitlements to 63% of the aggregate 2002 capacity and 58% of the aggregate 2003 capacity that we sold to date through our capacity auctions. Reliant Resources has made these purchases either through the exercise of its contractual rights to purchase 50% of the entitlements we auction in our contractually mandated auctions or through the submission of bids. In the event Reliant Resources declined to participate in our future auctions or failed to make payments when due, our results of operations, financial condition and cash flows could be adversely affected. In this regard, Reliant Resources has reported that it is facing large maturities of debt over the next year, and its securities ratings are now below investment grade.

  WE MAY INCUR SUBSTANTIAL COSTS AND LIABILITIES AS A RESULT OF OUR OWNERSHIP OF NUCLEAR FACILITIES.

     We own a 30.8% interest in the South Texas Project, a nuclear powered generation facility. As a result, we are subject to the risks associated with the ownership and operation of nuclear facilities. These risks include:

     - the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

     - limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

     - uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives;

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines, shut down a unit, or both, depending upon our assessment of the severity of the situation, until compliance is achieved. Any revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident at the South Texas Project, if an incident did occur, it could have a material adverse effect on our results of operations, financial condition and cash flows.

ITEM 5.  MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

     As of February 25, 2003, our common stock was held by approximately 55,169 shareholders of record. Our common stock is listed on the New York Stock Exchange and is traded under the symbol "TGN."

     On January 6, 2003, CenterPoint Energy distributed approximately 19% of the 80,000,000 outstanding shares of Texas Genco common stock to CenterPoint Energy's shareholders of record as of the close of business on December 20, 2002, the record date for the distribution. Our common stock began trading regular-way on the New York Stock Exchange on January 7, 2003. Accordingly, no high and low sales price information is available for any full quarterly period within the two most recent fiscal years.

     We intend to pay regular quarterly cash dividends on our common stock. Our board of directors will determine the amount of future dividends in light of:

     - any applicable contractual restrictions governing our ability to pay dividends, including our agreements with CenterPoint Energy to ensure its compliance with the terms of the Reliant Resources option agreement;

     - applicable legal requirements;

     - our earnings and cash flows;

     - our financial condition; and

     - other factors our board of directors deems relevant.

     On February 7, 2003, our board of directors declared an initial quarterly cash dividend of $0.25 per share of common stock payable on March 20, 2003 to shareholders of record as of the close of business on February 26, 2003.


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     In February 2003, CenterPoint Energy and Reliant Resources amended the agreement governing the Reliant Resources option. Under the terms of the amended agreement, Texas Genco is required to establish a dividend policy under which it will distribute to its shareholders a dividend based on Texas Genco's earnings and cashflows, subject to any limitations under corporate law or applicable regulatory restrictions, its financial condition and other factors deemed relevant by Texas Genco's board of directors. The dividend policy is required to be set annually for each calendar year, with the initial annual dividend for 2003 expected to be $1.00. The established annual dividend amount may be revised during any calendar year in the event Texas Genco's board of directors reasonably concludes that circumstances would warrant a change or that an adjustment is required to the dividend to satisfy its obligations to Texas Genco. However, the annual dividend amount may only be increased by up to 10% once during any calendar year. The annual dividend amount is required to be paid through regular quarterly cash dividends. Under the amended option agreement, Reliant Resources has agreed that this dividend policy will be maintained so long as it owns less than 100% of Texas Genco's outstanding common stock. The agreement also prohibits Texas Genco from paying any dividends in cash, stock or property, other than pursuant to the dividend policy described above or dividends payable solely in Texas Genco common stock.

     In connection with CenterPoint Energy's registration as a public utility holding company under the 1935 Act, the SEC has limited our ability to pay dividends out of capital accounts. Under these restrictions, we are permitted to pay dividends out of our current or retained earnings, and we may also pay dividends in an amount of up to $100 million in excess of our current or retained earnings.

     CenterPoint Energy currently owns approximately 81% of Texas Genco's outstanding common stock. In February 2003, CenterPoint Energy reached an agreement with a syndicate of banks on a second amendment to its $3.85 billion bank facility. Under the terms of the amendment, CenterPoint Energy agreed with the banks to grant a security interest in its 81% stock ownership of Texas Genco to secure its borrowings under the bank facility, which would require SEC approval under the 1935 Act. CenterPoint Energy is seeking approval from the SEC to grant the security interest.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                   CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings and results of operations are not necessarily indicative of our future earnings and results of operations. Any of the following factors could adversely affect our business prospects, financial condition, operating results and cash flows:

     - state and federal legislative and regulatory actions or developments, including deregulation; re-regulation and restructuring of the ERCOT market; and changes in, or application of, environmental and other laws or regulations to which we are subject;

     - the effects of competition, including the extent and timing of the entry of additional competitors in the ERCOT market;

     - the results of our capacity auctions;

     - the timing and extent of changes in commodity prices, particularly natural gas;

     - weather variations and other natural phenomena;

     - unanticipated changes in operating expenses and capital expenditures;

     - financial distress of our customers, including Reliant Resources;

     - our access to capital and credit;

     - political, legal and economic conditions and developments in the United States; and

     - other factors discussed in this report under "Risk Factors."

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                           TEXAS GENCO HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) EMPLOYEE BENEFIT PLANS

  (A) PENSION

     Substantially all of the Company's employees participate in CenterPoint Energy's qualified non-contributory pension plan. The benefit accrual is in the form of a cash balance of a specified percentage of annual pay plus accrued interest. CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to the Company based on covered employees. Assets of the plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries and accrued obligations for the Company employees would be the obligation of the retirement plan if the Company were to withdraw. Pension benefit was $5 million and $1 million for the years ended December 31, 2000 and 2001, respectively. The Company recognized pension expense of $15 million for the year ended December 31, 2002, which includes $9 million of non-recurring expenses related to an early retirement program.

     In addition to the plan, the Company participates in CenterPoint Energy's non-qualified pension plan, which allows participants to retain the benefits to which they would have been entitled under the retirement plan except for federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with the non-qualified pension plan was less than $1 million in 2000, 2001 and 2002.


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(8) COMMITMENTS AND CONTINGENCIES

  (a) FUEL AND PURCHASED POWER COMMITMENTS

     Fuel commitments include several long-term coal, lignite and natural gas contracts. Minimum payment obligations related to coal and transportation agreements and lignite mining and lease agreements that extend through 2012 are approximately $292 million in 2003, $165 million in 2004, $169 million in 2005, $174 million in 2006 and $167 million in 2007. Purchase commitments related to purchased power are not material to the Company's operations. As of December 31, 2002, the pricing provisions in some of these contracts were above market.

  (b) LEASE COMMITMENTS

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2002, which primarily consist of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions).

2003........................................................   $ 11
2004........................................................     11
2005........................................................     11
2006........................................................     10
2007........................................................     10
2008 and beyond.............................................     57
                                                               ----
  Total.....................................................   $110
                                                               ====

     Total lease expense for all operating leases was $10 million, $10 million and $11 million during 2000, 2001 and 2002, respectively.

  (c) ENVIRONMENTAL, LEGAL AND OTHER

     Clean Air Standards. Based on current limitations of the Texas Commission on Environmental Quality (TCEQ) regarding emission of oxides of nitrogen (NOx) in the Houston area, the Company anticipates investing up to $682 million for emission control equipment through 2005, including $551 million expended from January 1, 1999 through December 31, 2002, with possible additional expenditures after 2005. NOx control estimates for 2006 and 2007 have not been finalized.

     The Texas Utility Commission has determined that the Company's emission control plan is the most effective control option. In addition, the Company is required to provide $16.2 million in funding for certain NOx reduction projects associated with East Texas pipeline companies.

     Nuclear Insurance. The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

     Under the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $9.3 billion as of December 31, 2002. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. The Company and the other owners currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan under which the owners of the South Texas Project are subject to maximum retrospective assessments in the aggregate per incident of up to $88 million per reactor. The owners are jointly and severally liable at a rate not


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to exceed $10 million per incident per year. In addition, the security procedures at this facility have recently been enhanced to provide additional protection against terrorist attacks.

     There can be no assurance that all potential losses or liabilities associated with the South Texas Project will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.

     Nuclear Decommissioning. The Company is the beneficiary of the decommissioning trust that has been established to provide funding for decontamination and decommissioning of the South Texas Project in which the Company owns a 30.8% interest (see Note 5). CenterPoint Houston collects, through rates or other authorized charges to its electric utility customers, amounts designated for funding the decommissioning trust, and pays the amounts to the Company. CenterPoint Energy deposits these amounts into the decommissioning trust. Upon decommissioning of the facility, in the event funds from the trust are inadequate, CenterPoint Houston or its successor will be required to collect through rates or other authorized charges to customers as contemplated by the Texas Utilities Code all additional amounts required to fund the Company's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to the ratepayers of CenterPoint Houston or its successor. CenterPoint Energy is contractually obligated to indemnify Texas Genco from and against any obligations relating to the decommissioning not otherwise satisfied through collections by CenterPoint Houston.

     Joint Operating Agreement with City of San Antonio. The Company has a joint operating agreement with the City Public Service Board of San Antonio (CPS) to share savings from the joint dispatching of each party's generating assets. Dispatching the two generating systems jointly results in savings of fuel and related expenses because there is a more efficient utilization of each party's lowest cost resources. The two parties equally share the savings resulting from joint dispatch. The agreement terminates in 2009.

  (d) OPTION TO PURCHASE CENTERPOINT ENERGY'S INTEREST IN THE COMPANY

     Reliant Resources has an option (Reliant Resources Option) to purchase all of the shares of common stock of the Company owned by CenterPoint Energy. The Reliant Resources Option may be exercised between January 10, 2004 and January 24, 2004. The per share exercise price under the option will equal the average daily closing price on the national exchange for publicly held shares of common stock of the Company for the 30 consecutive trading days with the highest average closing price for any 30 day trading period during the last 120 trading days ending January 9, 2004, plus a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Utility Commission relating to the market value of the Company. The per share exercise price is also subject to adjustment based on the difference between the per share dividends paid to CenterPoint Energy during the period from January 6, 2003 through the option closing date and the Company's actual per share earnings during that period. Reliant Resources has agreed that if it exercises the Reliant Resources Option and purchases the shares of the Company's common stock, Reliant Resources will also purchase from CenterPoint Energy all notes and other payables owed by the Company to CenterPoint Energy as of the option closing date, at their principal amount plus accrued interest. Similarly, if there are notes or payables owed to the Company by CenterPoint Energy as of the option closing date, Reliant Resources will assume those obligations in exchange for a payment from CenterPoint Energy of an amount equal to the principal plus accrued interest.

     In the event that Reliant Resources exercises the Reliant Resources Option in 2004, the Company would be required to step up or step down the tax basis in all of its assets following the date of the sale to be equivalent generally to the value of the equity of the Company (based upon the purchase price) plus the principal amount of the Company's indebtedness at the time of the purchase. The resulting step-up or step- down in the basis of the Company's assets would impact its future tax liabilities. A step-up would reduce the Company's future tax liabilities, while a step-


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down would increase its liabilities. The Company cannot currently project the impact of this tax election because it is dependent on (1) Reliant Resources' exercise of its option in 2004, and (2) the purchase price to be paid by Reliant Resources in 2004, which is not known at this time.

     Exercise of the Reliant Resources Option by Reliant Resources will be subject to various regulatory approvals, including Hart-Scott-Rodino antitrust clearance and United States Nuclear Regulatory Commission license transfer approval.


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